SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SEDIR-C/459/2004/DFI
Curitiba, April 16, 2004

To
The São Paulo Stock Exchange - BOVESPA

Mr. Jorge Antonio Tambucci
Company Relations Supervisor

Written notice GAE/SRE 479/04: INFORMATION ON COPEL

Reference is made to the written notice GAE/SRE 479/04, as of 04.13.2004, regarding the content of the Call Notice for the Annual Shareholders’Meeting to be held on 04.29.2003. We transcribe below the main issues:

Proposal for the allocation of 2003 net income

The proposal for the allocation of 2003 net income, calculated pursuant to the dispositions of the Brazilian Corporate Law, amounting to R$ 171,137,113.84 (one hundred seventy-one million, one hundred thirty-seven thousand, one hundred thirteen reais and eighty-four cents), includes the following appropriations:

a) R$ 8,556,855.69 (eight million, five hundred fifty-six thousand, eight hundred fifty-five reais and sixty-nine cents), equivalent to 5% of net income, for constituting the Statutory Reserve;

b) R$ 42,583,755.03 (forty-two million, five hundred eighty-three thousand, seven hundred fifty-five reais and three cents), for the payment, within 60 days from the occurrence of the Annual Shareholders’ Meeting, of interests on shareholders’ equity, replacing dividends, distributed as follows:

  R$ 0.14734 per thousand shares, for common stocks;
  R$ 1.05973 per thousand shares, for class “A” preferred shares; and
  R$ 0.16211 per thousand shares, for class “B” preferred shares.

c) R$119,996,503.12 (one hundred nineteen million, nine hundred ninety-six thousand, five hundred three reais and twelve cents), corresponding to 2003 net income remaining amount, for constituting Retained Earnings Reserve.

Proposal for the Company’s capital increase

Whereas:

  there is retained earnings reserve to be capitalized;
  the 5-year term for utilizing the retained earnings reserves referring to 1997 and 1998 has expired, pursuant to the dispositions of article 196, first paragraph, of Law # 6,404/76;
  2004 is the last year legally contemplated for utilizing reserves referring to 1999; the Board of Executive Officers decided to submit to the Company’s Board of Directors for deliberation during the Annual Shareholders’ Meeting, the proposal for increasing the Company’s capital stock upon the incorporation of total retained earnings reserves referring to 1997, 1998 and 1999 and partial retained earnings reserves referring to 2000 (for number rounding purposes) to the capital stock, amounting to R$ 580,000,000.00 (five hundred eighty million reais).

Then, such proposal consists in increasing the Company’s capital stock from R$ 2,900,000,000.00 (two billion and nine hundred million reais) to R$ 3,480,000,000.00 (three billion and four hundred eighty million reais), being such increase capitalized without changing the number of shares, as permitted by article 169, first paragraph, of Law 6,404/76. Consequently, the proposal also includes the change in the caput of article 4 of Copel’s Bylaws, which will have the following wording:

Article 4 – The fully paid capital stock is R$ 3,480,000,000.00 (three billion and four hundred eighty million reais), represented by 273,655,376,270 (two hundred seventy-three billion, six hundred fifty-five million, three hundred seventy-six thousand, two hundred and seventy) shares, with no par value, being 145,031,080,782 (one hundred forty-five billion, thirty-one million, eighty thousand, seven hundred eighty-two) common shares and 128,624,295,488 (one hundred twenty-eight billion, six hundred twenty-four million, two hundred ninety-five thousand, four hundred eighty-eight) preferred shares, which are divided into 405,635,204 (four hundred five million, six hundred thirty-five thousand, two hundred four) class “A” shares and 128,218,660,284 (one hundred twenty-eight billion, two hundred eighteen million, six hundred sixty thousand, two hundred eighty-four) “B” class shares.

Cordially,

Ronald Thadeu Ravedutti
CFO / Chief Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2004

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.